UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.)*

Shutterfly, Inc.
(Name of Issuer)

Common stock, $0.0001 par value per share
(Title of Class of Securities)

82568P304
(CUSIP Number)

Adam Wolfberg c/o EastBay Asset Management, LLC 1345 Avenue of the Americas, 3rd Floor New York, New York 10105 (212) 702-7148
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 26, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	82568P304

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

EastBay Asset Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,896,071

9.	SOLE DISPOSITIVE POWER

0

10.	SHARES DISPOSITIVE POWER	[_]

1,896,071

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

1,896,071

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.4%

14.	TYPE OF REPORTING PERSON

IA, OO

CUSIP No.	82568P304

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Adam Wolfberg

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[- ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,896,071

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

1,896,071

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

1,896,071

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.4%

14.	TYPE OF REPORTING PERSON

IN, HC

CUSIP No.	82568P304

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Steven Landry

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[- ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,896,071

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

1,896,071

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

1,896,071

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.4%

14.	TYPE OF REPORTING PERSON

IN, HC

CUSIP No.	82568P304

Item 1.	Security and Issuer.

This statement on Schedule 13D (the "Schedule 13D") relates to the common stock, $0.0001 par value per share (the "Common Stock"), of Shutterfly, Inc. (the "Issuer").  The address of the principal executive offices of the Issuer is 2800 Bridge Parkway, Redwood City, California 94065.

Item 2.	Identity and Background.

(a)-(c)
This Schedule 13D is being filed jointly by (i) EastBay Asset Management, LLC ("EastBay"), a Delaware limited liability company, as the investment manager to certain private investment funds and separately managed accounts, with respect to Common Stock owned by such private investment funds and separately managed accounts, (ii) Adam Wolfberg ("Mr. Wolfberg"), a United States citizen and a principal of EastBay with respect to the Common Stock owned by such private investment funds and separately managed accounts, and (iii) Steven Landry ("Mr. Landry"), a United States citizen and a principal of EastBay with respect to the Common Stock owned by such private investment funds and separately managed accounts (collectively, the "Reporting Persons").

Each of Mr. Wolfberg's and Mr. Landry's present principal occupation or employment is acting as a private investor.  The principal business address of the Reporting Persons is 1345 Avenue of the Americas, 3rd Floor, New York, New York 10105.  Each of Mr. Wolfberg and Mr. Landry is a managing member of EastBay and, as such, is in the position to determine the investment and voting decisions made by EastBay on behalf of its clients.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)
None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The net investment costs (including commissions, if any) of the Common Stock directly owned by the private investment funds and separately managed accounts advised by EastBay is approximately $79,962,641.  The Common Stock was purchased with the investment capital of the private investment funds and separately managed accounts advised by EastBay.

Item 4.	Purpose of Transaction.

The Common Stock held by the Reporting Persons was acquired for, and is being held for, investment purposes by the Reporting Persons.  The acquisitions of the Common Stock were made in the ordinary course of the investment activities of the Reporting Persons.  The Reporting Persons may acquire additional Common Stock, dispose of all or some of these Common Stock from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, or may continue to hold the Common Stock, depending on business and market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors.

On February 26, 2016, the Reporting Persons sent a letter to the Issuer's board of directors (i) to express discontent with the handling of an unsolicited bid to acquire the Issuer received by the Issuer from a private equity firm and (ii) to urge the Issuer to conduct a formal review of all prospective financial and strategic buyers.  A copy of the letter is attached hereto as Exhibit C and is incorporated herein by reference.

Except as set forth above, the Reporting Persons do not have any plans or intentions to engage in other communications with one or more shareholders, officers or directors of the Issuer, including discussions regarding the members of the Issuer's board of directors as well as the Issuer's operations and strategic direction that, if effected, could result in, among other things:

(1)  the acquisition of additional Common Stock of the Issuer, or the disposition of Common Stock of the Issuer;

(2)  an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer;

(3)  a sale or transfer of a material amount of assets of the Issuer;

(4)  any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors;

(5)  any material change in the present capitalization or dividend policy of the Issuer;

(6)  any other material change in the Issuer's business or corporate structure;

(7)  changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(8)  causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

(9)  a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; and/or

(10)  any action similar to those enumerated above.

Each of the Reporting Persons reserves the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider its position, change its purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D) or formulate and implement plans or proposal with respect to any of the foregoing.

Any future decision of the Reporting Persons to take any such actions with respect to the Issuer or its securities will take into account various factors, including the prospects of the Issuer, general market and economic conditions and other factors deemed relevant.

Item 5.	Interest in Securities of the Issuer.

(a)-(c)
As of the date hereof, (i) each of the Reporting Persons may be deemed to be the beneficial owner of 1,896,071 shares of Common Stock, constituting 5.4% of the Common Stock, based upon 34,855,162 shares of Common Stock outstanding as of February 11, 2016, as set forth in the Annual Report on Form 10-K for the fiscal year ended December 31, 2015 filed by the Issuer on February 16, 2016.

EastBay has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 1,896,071 shares of Common Stock; has the sole power to dispose or direct the disposition of 0 shares of Common Stock; and has the shared power to dispose or direct the disposition of 1,896,071 shares of Common Stock.

Mr. Wolfberg has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 1,896,071 shares of Common Stock; has the sole power to dispose or direct the disposition of 0 shares of Common Stock; and has the shared power to dispose or direct the disposition of 1,896,071 shares of Common Stock.

Mr. Landry has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 1,896,071 shares of Common Stock; has the sole power to dispose or direct the disposition of 0 shares of Common Stock; and has the shared power to dispose or direct the disposition of 1,896,071 shares of Common Stock.

The transactions by the Reporting Persons in the securities of the Issuer during the past sixty days are set forth in Exhibit B.  All such transactions were carried out in open market transactions.

The Reporting Persons specifically disclaim beneficial ownership in the shares of Common Stock reported herein except to the extent of their pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the Common Stock.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement Exhibit B: Schedule of Transactions in Common Stock of the Issuer Exhibit C: Letter to the Issuer's Board of Directors dated February 26, 2016

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 26, 2016	EastBay Asset Management, LLC

By: /s/ Adam Wolfberg
Name: Adam Wolfberg
Title: Managing Member

/s/ Adam Wolfberg
Adam Wolfberg

/s/ Steven Landry
Steven Landry

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D, dated February 26, 2016, relating to the common stock, $0.0001 par value per share, of Shutterfly, Inc. shall be filed on behalf of the undersigned.

Dated: February 26, 2016	EastBay Asset Management, LLC

By: /s/ Adam Wolfberg
Name: Adam Wolfberg
Title: Managing Member

/s/ Adam Wolfberg
Adam Wolfberg

/s/ Steven Landry
Steven Landry

Exhibit B

Transactions by the Reporting Persons during the past 60 Days

Date of Transaction	Title of Class	Number of Shares Purchased	Number of Shares Sold	Price Per Share
12/28/2015	Common stock, $0.0001 par value per share	20,000		$44.58
12/29/2015	Common stock, $0.0001 par value per share	28,055		$45.02
12/30/2015	Common stock, $0.0001 par value per share	11,000		$44.99
12/31/2015	Common stock, $0.0001 par value per share	61,018		$44.87
1/4/2016	Common stock, $0.0001 par value per share	5,797		$43.36
1/5/2016	Common stock, $0.0001 par value per share	3,683		$42.65
1/6/2016	Common stock, $0.0001 par value per share	20,000		$42.55
1/7/2016	Common stock, $0.0001 par value per share	25,000		$41.39
1/8/2016	Common stock, $0.0001 par value per share	7,875		$40.67
1/11/2016	Common stock, $0.0001 par value per share	18,783		$40.42
1/12/2016	Common stock, $0.0001 par value per share	25,000		$40.19
1/14/2016	Common stock, $0.0001 par value per share	25,000		$40.85
1/15/2016	Common stock, $0.0001 par value per share	25,000		$40.09
1/19/2016	Common stock, $0.0001 par value per share	10,000		$39.96
1/20/2016	Common stock, $0.0001 par value per share	20,000		$39.64
1/26/2016	Common stock, $0.0001 par value per share	15,000		$40.95
1/27/2016	Common stock, $0.0001 par value per share	10,000		$40.65
1/28/2016	Common stock, $0.0001 par value per share	30,000		$40.25
1/29/2016	Common stock, $0.0001 par value per share	31,449		$41.34
2/2/2016	Common stock, $0.0001 par value per share	25,000		$41.65
2/4/2016	Common stock, $0.0001 par value per share	42,400		$37.20
2/8/2016	Common stock, $0.0001 par value per share		3,000	$36.86
2/10/2016	Common stock, $0.0001 par value per share	15,000		$38.56
2/17/2016	Common stock, $0.0001 par value per share	20,000		$39.35

Exhibit C

February 26, 2016

Sent via email

Board of Directors of Shutterfly, Inc.
2800 Bridge Parkway
Redwood City, CA   94065

Dear Board Members,

EastBay Asset Management, LLC, together with its affiliates ("EastBay Onshore Fund, LP" and "EastBay Offshore Fund Ltd") currently own approximately 5.4% of the outstanding common shares of Shutterfly, Inc. ("Shutterfly" or the "Company").  We are writing to you to express serious concerns related to Item 8.01 in an 8K issued by the Company on February 23, 2016.   The Item is copied below:

Item 8.01 Other Events.

The Company recently received communications directed to the Board from a private equity firm indicating an interest in acquiring the Company. The Company has also learned that a copy of a letter directed to the Board by the private equity firm has been sent by an anonymous source, without the Company's permission or knowledge, to certain participants in the investment community. The Board exercises its fiduciary duties in giving due consideration to such indications of interest, but is not engaged in negotiations regarding the sale of the Company. The Company's highest priorities at this time are delivering its 2016 results and hiring a new Chief Executive Officer. The Company does not intend to provide any further comment on this matter.

Management reiterated yesterday at the Cantor Fitzgerald Internet & Technology Conference that they were not engaged in negotiations regarding the sale of the Company.  We found several aspects of this communication to be deeply troubling-

1)	To mention that "The Board exercises its fiduciary duties" yet is "not engaged in negotiations regarding the sale of the Company" is lip service and a contradictory statement. Especially when it is our understanding that the offer is from a highly respected private equity firm with the initial bid materially above the current stock price. Furthermore, the Board should also realize that this is just a "starting offer" that would likely be increased if an NDA is signed and a sale process is commenced. Claiming that "delivering its 2016 results and hiring a new CEO" are higher priorities than exploring a very credible takeover offer is hard to fathom.
2)	We strongly encourage the Board to fully investigate and identify the source of the leak. We have our own suspicions given the unusual nature of the leak (electronically sent to multiple sell-side analysts!?!) that suggests someone new to this game with a motivation to sabotage the process. Disseminating material insider information is a serious criminal offense.
3)	We were surprised that the Company chose to disclose news of acquisition interest at the end of the filing under "Other Events"- behind items that were "old news" and previously disclosed by the Company. The placement buried at the end of the 8K on top of the dismissive language suggests that this highly credible takeover approach is being viewed by the Board as an afterthought.

We find it hard to imagine a more opportune time to explore a strategic review.  An attractive unsolicited bid is on the table.  Despite many distractions, the busiest and most important quarter of the year is behind the Company with encouraging results.  The Company has an interim CEO in place and a new CFO.  The next logical step is to put the permanent CEO search on hold and conduct a formal review process with all prospective financial and strategic buyers.

Despite solid market share gains and consistent double-digit growth, Shutterfly has been in a five-year stretch of "no returns".   Amazingly, the key drivers of shareholder value destruction have been mostly self-inflicted.  These factors include collapsing returns on capital, egregious "pay for no performance" CEO compensation, numerous false promises, ever changing strategic priorities, and a lack of trust that the Board is looking out for shareholder's best interests.  While the CEO of the past 11 years is no longer at the helm of the company (as of last week), the Board of Directors that approved these ill-fated capital allocation decisions and unjustified compensation plans remains relatively intact.

We strongly encourage the Board to commence a proper strategic review and to be open to a sale of the Company that maximizes shareholder value.  The process was flawed in the Summer of 2014 and another botched opportunity is unacceptable.  Failure to represent the best interests of shareholders will lead to the second proxy contest in as many years and much needed change.

Sincerely,

/s/Steve Landry
Steve Landry
Managing Member

/s/Adam Wolfberg
Adam Wolfberg
Managing Member

SK 22388 0001 7059967